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                       CASDIM INTERNATIONAL SYSTEMS, INC.
                              150 East 58th Street
                            New York, New York 10155
                                 (212) 829-1700



                                                                  April 11, 1997

Pelican Consultants U.S.A., Inc.


     Re: Financial Consulting Agreement

Gentlemen:

     As we discussed, Casdim International Systems, Inc. (the "Company") is interested in retaining Pelican Consultants U.S.A., Inc. ("Pelican ") as its consultant on financial matters.

Services

     The services Pelican will provide include the following: Pelican shall be available to consult with the employees of the Company, at times which are mutually convenient, in all financial matters which the Company may require, including without limitation, long-term financial planning, management of cash flows and expenses, identifying additional sources of equity, debt and government financing from corporations, individuals and government agencies, identifying and negotiating the terms of such financing transactions, and identifying and hiring any employees, consultants or professionals that the Company may require in the financial services area.

     As compensation for its services, the Company will pay Pelican the following fees:

     1. The Company will issue to Pelican an option to purchase up to 200,000 shares of the outstanding stock of the Company at $1.00 per share, of which, options to purchase 100,000 shares will vest immediately and options to purchase 100,000 shares will vest in twelve (12) monthly installments over one year (i.e., options to purchase 8,333 shares will vest each month, except that options to purchase 8,337 shares will vest on the twelfth installment) beginning on the 30th day after the execution of this agreement. If the Company terminates the agreement, other than for cause, all of the options will vest immediately. If Pelican resigns from its duties, any unvested option shall terminate immediately on such date.

Option

     The Options (to the extent vested) will be exercisable for five years beginning one month from issuance. During the term of the Options and upon written demand from Pelican , the Company shall, on one occasion only, promptly register the common stock underlying the Options at the Company's expense
(excluding Pelican 's counsel's fees and any underwriting or selling commissions). The Company further agrees that during the term of the Options, if the Company intends to file a Registration Statement for the




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public  sale  of  its  securities  (other  than a Form  S-8,  S-4 or  comparable
Registration Statement), it will notify Pelican and if so requested will include in that Registration Statement the common stock underlying the Options, at the
Company's  expense  (excluding   prorated  SEC  registration  fees,  Pelican  's
counsel's fees and any underwriting or selling commissions). The number of shares and exercise price per share subject to the Options shall be adjusted in
the  case  of  any   dividend,   stock  split  or  other   recapitalization   or
reorganization so that the option shall not be diminished or diluted. Cashless exercises will be permitted.

 Mergers, Acquisitions, and Other Ventures

     If Pelican shall introduce the Company to any company which may acquire the Company or its business or be acquired by the Company or engage in any other business combination with the Company, the Company shall pay Pelican a fee equal to 2% of the value of all consideration paid by the acquiror. This fee shall be payable immediately upon the Company's receiving its payment(s).

     For purposes of this contract, an introduction shall include not only those persons Pelican may introduce to the Company, but also the persons introduced by those persons Pelican introduced to the Company, i.e. one generation. Furthermore, fees under this section shall be payable for any transaction consummated between the Company and those introduced to the Company by Pelican within one year of the introduction.

Expense Reimbursement

     In addition to the fees payable hereunder, the Company shall reimburse Pelican , upon request from time to time, for all reasonable out-of-pocket expenses incurred by Pelican (including but not limited to travel, secretarial, and phone expenses) in connection with Pelican 's services pursuant to this agreement. Individual out-of pocket expenses will not exceed $250.00 without the consent of the Company.

Term

     This agreement shall be for a term of at least one year. Thereafter, either party may terminate this agreement at any time upon thirty (30) days' prior written notice, without liability or continuing obligation to the other party, except that termination shall not affect (a) the reimbursement and indemnification provisions contained in this agreement, nor (b) the Company's obligation for the fees called for above.

Indemnification

     The Company agrees it will indemnify and hold harmless Pelican , his employees and agents from and against any and all losses, claims, damages, liabilities and expenses, joint or several (including all reasonable fees and expenses of counsel) arising out of Pelican 's services pursuant to this agreement. However, the Company will not be liable under this paragraph to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted from Pelican 's gross negligence or willful misconduct. The Company agrees to notify Pelican promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to any matter which involved Pelican.


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Miscellaneous

     The benefits of this agreement shall inure to the respective successors and assigns of the parties, and the obligations and liabilities assumed in this agreement by the parties shall be binding upon their respective successors and assigns.

     The validity and interpretation of this agreement shall be governed by the laws of the State of New York as applied to agreements made and to be fully performed therein. The parties agree that neither shall commence any litigation against the other arising out of this Agreement or its termination except in a court located in the City of New York. Each party consents to the in person jurisdiction over it by such a court and consents to the service of process of such a court on it by mail.

     All costs of enforcing any debt or obligation of the Company to Pelican which arises under this Agreement, including all attorneys fees and expenses, shall be paid by the Company.

     If the foregoing correctly sets forth our agreement, please sign, date and return to us the enclosed copy of this letter, whereupon this letter shall constitute a binding agreement between us. The Company is looking forward to working with you in making Casdim International Systems, Inc. highly successful and prosperous.

                                   Sincerely,


                                   CASDIM INTERNATIONAL SYSTEMS, INC.


                                   By: /s/Yehuda Shimshon
                                   ----------------------
                                   Yehuda Shimshon, Chairman



                                   Pelican Consultants U.S.A., Inc.


                                   By: /s/Haim Haruvi
                                   ------------------








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